Exhibit 99.1

May 15, 2020

Dear Shareholder:

In accordance with the Bye-Laws of Credicorp Ltd. (“Credicorp”) and in compliance with the Companies Act 1981 of Bermuda, the Annual General Meeting of Shareholders of Credicorp will be hosted in Spanish as a completely virtual meeting, which will be conducted solely online via live webcast, on June 5, 2020, 3:00 p.m. (Peruvian time) at www.meetingcenter.io/248618954, for the purpose of considering and voting on the matters referred to in the attached Notice of Annual General Meeting of Shareholders.

Credicorp’s Board of Directors has established, in accordance with Credicorp’s Bye-Laws, that only those shareholders that are registered as shareholders of Credicorp as of the close of business on May 6, 2020 (the “record date”) will be entitled to receive notice of, to attend and to vote at the Annual General Meeting.

You will be able to attend and participate in the Annual General Meeting online, vote your shares electronically and submit your questions prior to and during the meeting by visiting www.meetingcenter.io/248618954 at the meeting date and time described in the accompanying proxy statement. The password for the meeting is BAP2020. There is no in-person meeting for the Annual General Meeting.

If you wish to lodge your proxy vote before the meeting you can do so by using our online voting service at http://www.investorvote.com/bap or alternatively you can complete and return the enclosed proxy form, which must be received by the Company as of close of business on June 1, 2020.

Enclosed please find a summary of Credicorp’s audited consolidated financial statements for the year ended on December 31, 2019. The “Full Report” is also available on our website (https://credicorp.gcs-web.com/) under the section “Investors” and “Annual Materials and 20-Fs” and can be requested in conformance with Appendix 1 of the attached Notice of Annual General Meeting of Shareholders.

In accordance with Credicorp’s Bye-Laws, if a quorum is not present within the first half hour of the meeting as convened, the Annual General Meeting will be held in the same virtual format on June 12, 2020 at 3:00 p.m. (Peruvian time).

Sincerely,

/S/ Dionisio Romero P.

Chairman of the Board